Exhibit 99.1

OneConnect Announces First Quarter 2022 Unaudited Financial Results

Revenue Up by 24.3% and Adjusted Net Loss Ratio1 Improved by 9.6ppt YoY for First Quarter 2022

SHENZHEN, China — (BUSINESS WIRE) — OneConnect Financial Technology Co., Ltd. (“OneConnect” or the “Company”) (NYSE: OCFT), a leading technology-as-a-service provider for financial institutions in China, today announced its unaudited financial results for the first quarter ended March 31, 2022.

First Quarter 2022 Financial Highlights

•	Revenue increased 24.3% year-over-year to RMB1,019 million from RMB820 million.

•	Gross margin was 34.3% as compared to 34.0% same period of the prior year; non-IFRS gross margin was 38.8%, as compared to 43.5% same period of the prior year.

•	Operating loss was RMB355 million, as compared to RMB346 million same period of the prior year. Excluding the impact of listing expenses in connection with the Company’s proposed listing in Hong Kong, adjusted loss from operations[1] amounted to RMB318 million, compared with RMB346 million for the same period in the prior year. Adjusted operating loss margin narrowed to 31.2% from 42.2% same period of the prior year.

•	Net loss attributable to shareholders was RMB318 million, as compared to RMB305 million same period of the prior year. Net loss ratio narrowed to 31.2% compared to 37.2% same period of the prior year. Adjusted net loss to shareholders for the first quarter of 2022 amounted to RMB281 million, as compared to RMB305 million same period of the prior year. Adjusted net loss ratio narrowed to 27.6% from 37.2%.

•	Net loss per ADS, basic and diluted, was RMB-0.86 as compared to RMB-0.83 same period of the prior year.

	Three Months Ended March 31
In RMB’000, except percentages and per ADS amounts	2022	2021	YoY
Revenue
Revenue from Ping An Group	548,682	435,851	25.9%
Revenue from Lufax	129,100	75,105	71.9%
Revenue from third-party customers[2]	341,156	308,809	10.5%
Total	1,018,938	819,765	24.3%
Gross profit	349,031	278,555
Gross margin	34.3%	34.0%
Non-IFRS gross margin	38.8%	43.5%
Operating loss	354,895	346,130
Adjusted operating loss[1]	318,409	346,130
Operating margin	34.8%	42.2%
Adjusted operating margin[1]	31.2%	42.2%
Net loss to shareholders	317,585	304,732
Net loss ratio	31.2%	37.2%
Adjusted Net loss ratio[1]	27.6%	37.2%
Net loss per ADS[3], basic and diluted	-0.86	-0.83

1 Adjusted operation loss and adjusted net loss ratio excludes listing expense RMB 36.5 million in 2022Q1 in connection with the Company’s proposed listing in Hong Kong.

2 Third-party customers refer to each customer with revenue contribution of less than 5% of our total revenue in the relevant period. These customers are a key focus of the Company’s diversification strategy.

3 Each ADS represents three ordinary shares

Chairman，CEO and CFO Comments

“I am delighted to announce that we achieved strong financial results in Q1 notwithstanding impact from Covid outbreaks. We sustained a revenue growth rate of 24.3% and at the same time, narrowed adjusted net loss ratio by double digits.” said Mr. Ye Wangchun, Chairman of the Board. “We continued to implement our 2nd stage strategy of deepening customer engagement to focus on serving premium-plus customer and product integration in Q1,resulting in a growth in the number of premium-plus customers. Admittedly, this year will feature higher uncertainties from the macro environment, we, nevertheless, see strong demands from our FI customers for digital transformation. In addition, we have also seen favorable regulatory development, including the FinTech Development Plan (2022-2025), the Guidance on Digital Transformation of Banking and Insurance Sectors, highlighting the strategic importance of digital transformation. We remain fully confident in the potential and outlook of the FinTech industry.”

Mr. Shen Chongfeng, Chief Executive Officer, commented “Benefitting from ongoing execution of our 2nd stage strategy, integrated products in banking solution have successfully expanded large joint-stock bank customer base. As we sell more products to these customers, we are able to increase their value and improve contribution from premium-plus customers. Products in our relatively new solution-Gamma platform - core systems and AI customer service products - also demonstrated strong momentum, gaining more market share. We will continue to reinforce product integration and customer upgrade in 2022, to further solidify our position and fulfill our mission of supporting financial institutions to grow efficiently.”

Mr. Luo Yongtao, Chief Financial Officer, commented, “With more usage of our products by customers, revenue registered notable growth, at 24.3% year-over-year, fastest among last three quarters. Number of premium-plus customers, which is a key focus in our 2nd stage strategy, increased by 16% to 74, compared to 64 the same period of last year. In addition to high revenue growth, adjusted net loss ratio further improved by 9.6 ppts year over year from 37.2% to 27.6%. Covid outbreaks in 2022 have indeed brought uncertainties to the macro economy, but we remain unchanged in focusing on growing 3rd party revenue and retaining a sustainable growth. Meanwhile, our Q1 results reflect the effect of our disciplined cost and expenses management, marking another milestone in the path to profitability. We are ready to go further this year.”

Recent Developments of the Company’s Share Repurchase Program

In February 2022, the Company’s board of directors authorized a share repurchase program under which the Company is authorized to repurchase up to an aggregate of 2% of its outstanding ordinary shares during a specific period. As of April 29th, the Company had repurchased approximately 4.2 million ADSs for approximately US$5.9 million under this share repurchase program.

Revenue Breakdown

	Three Months Ended March 31
In RMB’000, except percentages	2022	2021	YoY
Implementation revenue	171,678	168,567	1.8%
Transaction-based and support revenue
Business origination services	114,793	118,499	-3.1%
Risk management services	106,951	99,290	7.7%
Operation support services	255,208	212,237	20.2%
Cloud services platform	295,834	180,512	63.9%
Post-implementation support services	11,427	13,236	-13.7%
Others	63,047	27,424	129.9%
Total	847,260	651,198	30.1%
Total	1,018,938	819,765	24.3%

Revenue in the first quarter of 2022 rose 24.3% to RMB1,019 million from RMB820 million for the same period in the prior year. Cloud services platform and operation support services were the key drivers. Revenue from cloud services platform surged by 63.9% year-over-year, majorly benefitting from on-going digital transformation within in Ping An Group. Revenue from operation support increased by 20.2%, benefiting from our gamma platform AI customer service products roll out and other products. Others, which included revenue from insurer ecosystem participants and oversea business, increased 129.9%. Notwithstanding the travel restrictions in major cities in response to the uptick in the COVID-19 pandemic, implementation revenue increased from RMB169 million to RMB172million.

First Quarter 2022 Financial Results

Revenue

Revenue in the first quarter of 2022 increased by 24.3% to RMB1,019 million from RMB820 million for the same period in the prior year, primarily driven by more demand for solutions in cloud services platform, operation support services and other services to insurer ecosystem participants and oversea business.

Cost of Revenue

Cost of revenue in the first quarter of 2022 was RMB670 million, compared with RMB541 million for the same period in the prior year, primarily driven by higher technology service fees and outsourcing labor cost as we continued to expand our business.

Gross Profit

Gross profit increased by 25.3% to RMB349 million from RMB279 million for the same period in the prior year. Gross margin was 34.3%, compared with 34.0% in the prior year, slightly increased by 0.3ppt, primarily due to improved gross margin from mature products, however, relatively new solutions showed lower gross margin at initial stage, which offset such improvement. Non-IFRS gross margin was 38.8%, compared with 43.5% in the prior year. For a reconciliation of the Company’s IFRS and non-IFRS gross margin, please refer to “Reconciliation of IFRS and Non-IFRS Results (Unaudited).”

Operating Loss and Expenses

Total operating expenses for the first quarter of 2022 amounted to RMB700 million, compared with RMB636 million for the same period in the prior year. As a percentage of revenue, total operating expenses decreased to 68.7% from 77.6%

•	Research and Development expenses for the first quarter of 2022 rose to RMB363 million from RMB281 million, reflecting investment put into enhancing existing solutions and innovations. As a percentage of revenue, R&D expenses amounted to 35.6%, compared with 34.3% in the prior year.

•	Sales and Marketing expenses for the first quarter of 2022 decreased to RMB109 million, compared with RMB167 million in the prior year, mainly due to a decrease in marketing and telecommunication expenses. As a percentage of revenue, sales and marketing expenses decreased to 10.7% from 20.4%.

•	General and Administrative expenses for the first quarter of 2022 amounted to RMB211 million, compared with RMB180 million in the prior year, primarily due to cost disciplines. As a percentage of revenue, general and administrative expenses decreased to 20.7% from 22.0%. After excluding listing expense in connection with the Company’s proposed listing in Hong Kong, adjusted general and administrative expenses as a percentage of revenue for the first quarter of 2022 was 17.2%.

•	Net impairment losses on financial and contract assets for the first quarter of 2022 totaled RMB17 million, compared with RMB7 million for the same period in the prior year, reflecting enhanced periodic review and management efforts in trade receivables and contract assets. As a percentage of revenue, net impairment losses were 1.7%, versus 0.9% in the prior year.

Loss from operations for the first quarter of 2022 amounted to RMB355 million, compared with RMB346 million for the same period in the prior year. Operating loss margin decreased to 34.8% from 42.2% in the prior year. After excluding the listing expenses in connection with the Company’s proposed listing in Hong Kong, adjusted loss from operations for the first quarter of 2022 amounted to RMB318 million, compared with RMB346 million for the same period in the prior year. Adjusted operating loss margin narrowed to 31.2% from 42.2% in the prior year.

Net Loss

Net loss attributable to OneConnect’s shareholders totaled RMB318 million for the first quarter of 2022, versus RMB305 million for the same period in the prior year. Net loss attributable to OneConnect’s shareholders per basic and diluted ADS amounted to RMB-0.86, versus RMB-0.83 for the same period in the prior year. Weighted average number of ADSs for the first quarter was 370,012,917.

Cash Flow

For the first quarter of 2022, net cash used in operating activities was RMB1,119 million. Net cash generated from in investing activities was RMB1550 million. Net cash used in financing activities was RMB557 million.

Conference Call Information

Date/Time	Wednesday, May 25, 2022 at 9:00 p.m., U.S. Eastern Time Thursday, May 26, 2022 at 9:00 a.m., Beijing Time
Online registration	https://www.incommglobalevents.com/registration/q4inc/10962/oneconnect-financial-technology-co-ltd-1q22-earnings-release/

An archived recording and the transcript of the conference call will be available at OneConnect’s investor relations website at ir.ocft.com.

About OneConnect

OneConnect Financial Technology Co. Ltd. is a technology-as-a-service provider for financial institutions. The Company integrates extensive financial services industry expertise with market-leading technology to provide technology applications and technology-enabled business services to financial institutions. The integrated solutions and platform the Company provides include digital retail banking solution, digital commercial banking solution, digital insurance solution and Gamma Platform, which is a technology infrastructural platform for financial institutions. The Company’s solutions enable its customers’ digital transformations, which help them improve efficiency, enhance service quality, and reduce costs and risks.

The Company has established long-term cooperation relationships with financial institutions to address their needs of digital transformation. The Company has also expanded its services to other participants in the value chain to support the digital transformation of financial services eco-system. In addition, the Company has successfully exported its technology solutions to overseas financial institutions.

For more information, please visit http://ir.ocft.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s limited operating history in the technology-as-a-service for financial institutions industry; its ability to achieve or sustain profitability; the tightening of laws, regulations or standards in the financial services industry; the Company’s ability to comply with the evolving regulatory requirements in the PRC and other jurisdictions where it operates; its ability to maintain and enlarge the customer base or strengthen customer engagement; its ability to maintain its relationship with Ping An Group, which is its strategic partner, most important customer and largest supplier; its ability to compete effectively to serve China’s financial institutions; the effectiveness of its technologies, its ability to maintain and improve technology infrastructure and security measures; its ability to protect its intellectual property and proprietary rights; risks of defaults by borrowers under the loans for which the Company provided credit enhancement under its legacy credit management business; its ability to maintain or expand relationship with its business partners and the failure of its partners to perform in accordance with expectations; its ability to protect or promote its brand and reputation; its ability to timely implement and deploy its solutions; its ability to obtain additional capital when desired; disruptions in the financial markets and business and economic conditions; the Company’s ability to pursue and achieve optimal results from acquisition or expansion opportunities; the duration of the COVID-19 outbreak and its potential impact on the Company’s business and financial performance; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Use of Unaudited Non-IFRS Financial Measures

The unaudited consolidated financial information is prepared in accordance with International Financial Reporting Standards (IFRS). Non-IFRS measures are used in gross profit and gross margin, adjusted to exclude non-cash items, which consist of amortization of intangible assets recognized in cost of revenue, depreciation of property and equipment recognized in cost of revenue, and share-based compensation expenses recognized in cost of revenue. OneConnect’s management regularly review non-IFRS gross profit and non-IFRS gross margin to assess the performance of our business. By excluding non-cash items, these financial metrics allow OneConnect’s management to evaluate the cash conversion of one dollar revenue on gross profit. OneConnect uses these non-IFRS financial to evaluate its ongoing operations and for internal planning and forecasting purposes. OneConnect believes that non-IFRS financial information, when taken collectively, is helpful to investors because it provides consistency and comparability with past financial performance, facilitates period-to-period comparisons of results of operations, and assists in comparisons with other companies, many of which use similar financial information. OneConnect also believes that presentation of the non-IFRS financial measures provides useful information to its investors regarding its results of operations because it allows investors greater transparency to the information used by OneConnect’s management in its financial and operational decision making so that investors can see through the eyes of the OneConnect’s management regarding important financial metrics that the management uses to run the business as well as allowing investors to better understand OneConnect’s performance. However, non-IFRS financial information is presented for supplemental informational purposes only, and should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from similarly-titled non-IFRS measures used by other companies. In light of the foregoing limitations, you should not consider non-IFRS financial measure in isolation from or as an alternative to the financial measure prepared in accordance with IFRS. Whenever OneConnect uses a non-IFRS financial measure, a reconciliation is provided to the most closely applicable financial measure stated in accordance with IFRS. You are encouraged to review the related IFRS financial measures and the reconciliation of these non-IFRS financial measures to their most directly comparable IFRS financial measures. For more information on non-IFRS financial measures, please see the table captioned “Reconciliations of IFRS and non-IFRS results (Unaudited)” set forth at the end of this press release.

ONECONNECT

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited)

	Three Months Ended March 31
	2022	2021
	RMB'000	RMB'000
Revenue	1,018,938	819,765
Cost of revenue	-669,907	-541,210
Gross profit	349,031	278,555

Research and development expenses	-363,013	-281,299
Selling and marketing expenses	-108,907	-167,054
General and administrative expenses	-211,301	-180,457
Net impairment losses on financial and contract assets	-17,214	-7,104
Other income, gains or loss-net	-3,491	11,229
Operating loss	-354,895	-346,130

Finance income	2,446	18,157
Finance costs	-12,124	-26,235
Finance costs – net	-9,678	-8,078
Share of losses of associate and joint venture	11,537	4,547
Loss before income tax	-353,036	-349,661

Income tax benefit	20,728	26,871

Loss for the period	-332,308	-322,790

Loss attributable to:
- Owners of the Company	-317,585	-304,732
- Non-controlling interests	-14,723	-18,058

Other comprehensive income, net of tax
Items that may be subsequently reclassified to profit or loss
- Foreign currency translation differences	-23,193	50,099
- Changes in the fair value of debt instruments at fair value through other comprehensive income	12,523	1
Total comprehensive loss for the period	-342,978	-272,690

Total comprehensive loss attributable to:
- Owners of the Company	-328,255	-254,632
- Non-controlling interests	-14,723	-18,058

Loss per ADS attributable to owners of the Company
(expressed in RMB per share)
- Basic and diluted	-0.86	-0.83

ONECONNECT

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	March 31	December 31
	2022	2021
	RMB'000	RMB'000
ASSETS
Non-current assets
Property and equipment	259,506	244,412
Intangible assets	653,232	687,194
Deferred tax assets	707,342	683,218
Financial assets measured at amortized cost from Virtual bank		674
Investments accounted for using the equity method	196,883	185,346
Financial assets at fair value through other comprehensive income	735,926	640,501
Contract assets	145	868
Restricted cash	9,000
Total non-current assets	2,562,034	2,442,213

Current assets
Financial assets at amortized cost		3,515
Trade receivables	1,274,817	891,174
Contract assets	198,986	227,895
Prepayments and other receivables	890,640	749,152
Financial assets measured at amortized cost from Virtual bank	9,307	12,711
Financial assets at fair value through profit or loss	917,561	2,071,653
Financial assets at fair value through other comprehensive income	782,730	482,497
Restricted cash	475,314	1,060,427
Cash and cash equivalents	1,270,695	1,399,370
Total current assets	5,820,050	6,898,394
Total assets	8,382,084	9,340,607

EQUITY AND LIABILITIES
Equity
Share capital	78	78
Shares held for share option scheme	-79,752	-80,102
Other reserves	10,513,082	10,512,631
Accumulated losses	-6,956,210	-6,638,625
Equity attributable to equity owners of the Company	3,477,198	3,793,982

Non-controlling interests	26,377	41,100

Total equity	3,503,575	3,835,082

LIABILITIES
Non-current liabilities
Trade and other payables	323,322	313,834
Contract liabilities	19,041	19,418
Deferred tax liabilities	8,347	9,861
Total non-current liabilities	350,710	343,113

Current liabilities
Trade and other payables	2,107,183	2,137,099
Payroll and welfare payables	314,429	515,067
Contract liabilities	164,269	153,844
Short-term borrowings	294,829	815,260
Customer deposits	1,424,078	1,350,171
Derivative financial liabilities	223,011	190,971
Total current liabilities	4,527,799	5,162,412
Total liabilities	4,878,509	5,505,525

Total equity and liabilities	8,382,084	9,340,607

ONECONNECT

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended March 31
	2022	2021
	RMB'000	RMB'000
Net cash generated from / (used in) operating activities	-1,118,694	-460,783
Net cash generated from / (used in) investing activities	1,550,267	1,028,447
Net cash generated from / (used in) financing activities	-557,038	-1,264,659
Net increase /(decrease) in cash and cash equivalents	-125,465	-696,995
Cash and cash equivalents at the beginning of the period	1,399,370	3,055,194
Effects of exchange rate changes on cash and cash equivalents	-3,210	2,681
Cash and cash equivalents at the end of period	1,270,695	2,360,880

ONECONNECT

RECONCILIATION OF IFRS AND NON-IFRS RESULTS

(Unaudited)

	Three Months Ended March 31
	2022	2021
	RMB'000	RMB'000
Gross profit	349,031	278,555
Gross margin	34.3%	34.0%
Non-IFRS adjustment
Amortization of intangible assets recognized in cost of revenue	44,436	76,746
Depreciation of property and equipment recognized in cost of revenue	812	600
Share-based compensation expenses recognized in cost of revenue	880	921
Non-IFRS Gross profit	395,159	356,822
Non-IFRS Gross margin	38.8%	43.5%

	Three Months Ended March 31
	2022	2021
	RMB'000	RMB'000
Operating Loss	-354,895	-346,130
Operating loss margin	-34.8%	-42.2%
Net Loss to shareholders	-317,585	-304,732
Net loss ratio	-31.2%	-37.2%
Adjustment
Listing expense in connection with the Company’s proposed listing in Hong Kong	36,486	0
Adjusted Operating Loss	-318,409	-346130
Adjusted Net Loss	-281,099	-304,732
Adjusted Operating loss margin	-31.2%	-42.2%
Adjusted Net loss ratio	-27.6%	-37.2%

Investor Relations:

OCFT IR Team

OCFT_IR@ocft.com

Media Relations:

Amy Ding

PUB_JRYZTPR@ocft.com

Source: OneConnect Financial Technology Co., Ltd.